CUSIP No. 0002078541                                         Page 1 of 11 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                      (Amendment No. 2 - Final Amendment)(1)

                              Connetics Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0002078541
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Kathleen K. Schoemaker                      John C. MacMurray, Esq.
Domain Associates, L.L.C.                   Reboul, MacMurray, Hewitt,
One Palmer Square                             Maynard & Kristol
Princeton, New Jersey  08542                45 Rockefeller Plaza
Tel. (609) 683-5656                         New York, New York  10111
                                            Tel. (212) 841-5700
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                 August 23, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[   ].

----------

     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 0002078541                                         Page 2 of 11 Pages


--------------------------------------------------------------------------------
1)       Name of Reporting Person                          Domain Partners III,
         S.S. or I.R.S. Identification                     L.P.
         No. of Above Person
--------------------------------------------------------------------------------
2)       Check the Appropriate Box                               (a) [x]
         if a Member of a Group                                  (b) [ ]
--------------------------------------------------------------------------------
3)       SEC Use Only
--------------------------------------------------------------------------------
4)       Source of Funds                                   Not Applicable
--------------------------------------------------------------------------------
5)       Check if Disclosure of
         Legal Proceedings is                              Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                                    Delaware
--------------------------------------------------------------------------------
Number of                        7)   Sole Voting          63,898 shares of
Shares Beneficially                   Power                Common Stock
Owned by Each                                              (issuable upon
Reporting Person:                                          exercise of warrants)
                                 -----------------------------------------------
                                 8)   Shared Voting
                                      Power                      -0-
                                 -----------------------------------------------
                                 9)   Sole Disposi-        63,898 shares of
                                      tive Power           Common Stock
                                                           (issuable upon
                                                           exercise of
                                                           warrants)
                                 -----------------------------------------------
                                 10)  Shared Dis-
                                      positive Power             -0-
                                 -----------------------------------------------
11)      Aggregate Amount Beneficially                     63,898 shares of
         Owned by Each Reporting Person                    Common Stock
                                                           (issuable upon
                                                           exercise of
                                                           warrants)
--------------------------------------------------------------------------------

CUSIP No. 0002078541                                         Page 3 of 11 Pages


12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares
--------------------------------------------------------------------------------
13)      Percent of Class
         Represented by                                          0.2%
         Amount in Row (11)
--------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                                  PN

CUSIP No. 0002078541                                         Page 4 of 11 Pages


--------------------------------------------------------------------------------
1)       Name of Reporting Person                          DP III Associates,
         S.S. or I.R.S. Identification                     L.P.
         No. of Above Person
--------------------------------------------------------------------------------
2)       Check the Appropriate Box                               (a) [x]
         if a Member of a Group                                  (b) [ ]
--------------------------------------------------------------------------------
3)       SEC Use Only
--------------------------------------------------------------------------------
4)       Source of Funds                                   Not Applicable
--------------------------------------------------------------------------------
5)       Check if Disclosure of
         Legal Proceedings is                              Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                                    Delaware
                                 -----------------------------------------------
Number of                        7)   Sole Voting          2,209 shares of
Shares Beneficially                   Power                Common Stock
Owned by Each                                              (issuable upon
Reporting Person:                                          exercise of
                                                           warrants)
                                 -----------------------------------------------
                                 8)   Shared Voting
                                      Power                      -0-
                                 -----------------------------------------------
                                 9)   Sole Disposi-        2,209 shares of
                                      tive Power           Common Stock
                                                           (issuable upon
                                                           exercise of
                                                           warrants)
                                 -----------------------------------------------
                                 10)  Shared Dis-
                                      positive Power             -0-
                                 -----------------------------------------------
11)      Aggregate Amount Beneficially                     2,209 shares of
         Owned by Each Reporting Person                    Common Stock
                                                           (issuable upon
                                                           exercise of
                                                           warrants)
--------------------------------------------------------------------------------

CUSIP No. 0002078541                                         Page 5 of 11 Pages


12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares
--------------------------------------------------------------------------------
13)      Percent of Class
         Represented by                                    less than 0.1%
         Amount in Row (11)
--------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                            PN

CUSIP No. 0002078541                                         Page 6 of 11 Pages


--------------------------------------------------------------------------------
1)       Name of Reporting Person                          Domain Associates,
         S.S. or I.R.S. Identification                     L.L.C.
         No. of Above Person
--------------------------------------------------------------------------------
2)       Check the Appropriate Box                               (a) [x]
         if a Member of a Group                                  (b) [ ]
--------------------------------------------------------------------------------
3)       SEC Use Only
--------------------------------------------------------------------------------
4)       Source of Funds                                   Not Applicable
--------------------------------------------------------------------------------
5)       Check if Disclosure of
         Legal Proceedings is                              Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                                       Delaware
                                 -----------------------------------------------
Number of                        7)   Sole Voting          9,048 shares of
Shares Beneficially                   Power                Common Stock
Owned by Each
Reporting Person:

                                 -----------------------------------------------
                                 8)   Shared Voting
                                      Power                      -0-
                                 -----------------------------------------------
                                 9)   Sole Disposi-        9,048 shares of
                                      tive Power           Common Stock
                                 -----------------------------------------------
                                 10)  Shared Dis-
                                      positive Power             -0-
                                 -----------------------------------------------
11)      Aggregate Amount Beneficially                     9,048 shares of
         Owned by Each Reporting Person                    Common Stock
--------------------------------------------------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares
--------------------------------------------------------------------------------
13)      Percent of Class
         Represented by                                    less than 0.1%
         Amount in Row (11)
--------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                            OO
--------------------------------------------------------------------------------

CUSIP No. 0002078541                                         Page 7 of 11 Pages


--------------------------------------------------------------------------------
1)       Name of Reporting Person                          Domain Partners
         S.S. or I.R.S. Identification                     IV, L.P.
         No. of Above Person
--------------------------------------------------------------------------------
2)       Check the Appropriate Box                               (a) [x]
         if a Member of a Group                                  (b) [ ]
--------------------------------------------------------------------------------
3)       SEC Use Only
--------------------------------------------------------------------------------
4)       Source of Funds                                   Not Applicable
--------------------------------------------------------------------------------
5)       Check if Disclosure of
         Legal Proceedings is                              Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                                    Delaware

Number of                        7)   Sole Voting                -0-
Shares Beneficially                   Power
Owned by Each
Reporting Person:
                                 -----------------------------------------------
                                 8)   Shared Voting
                                      Power                      -0-
                                 -----------------------------------------------
                                 9)   Sole Disposi-              -0-
                                      tive Power
                                 -----------------------------------------------
                                 10)  Shared Dis-
                                      positive Power             -0-
                                 -----------------------------------------------
11)      Aggregate Amount Beneficially                           -0-
         Owned by Each Reporting Person
--------------------------------------------------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares
--------------------------------------------------------------------------------
13)      Percent of Class
         Represented by                                          -0-
         Amount in Row (11)
--------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                                  PN
--------------------------------------------------------------------------------

CUSIP No. 0002078541                                         Page 8 of 11 Pages


1)       Name of Reporting Person                          DP IV Associates,
         S.S. or I.R.S. Identification                     L.P.
         No. of Above Person
--------------------------------------------------------------------------------
2)       Check the Appropriate Box                               (a) [x]
         if a Member of a Group                                  (b) [ ]
--------------------------------------------------------------------------------
3)       SEC Use Only
--------------------------------------------------------------------------------
4)       Source of Funds                                   Not Applicable
--------------------------------------------------------------------------------
5)       Check if Disclosure of
         Legal Proceedings is                              Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                                    Delaware
--------------------------------------------------------------------------------
Number of                        7)   Sole Voting          -0-
Shares Beneficially                   Power
Owned by Each
Reporting Person:
                                 -----------------------------------------------
                                 8)   Shared Voting
                                      Power                -0-
                                 -----------------------------------------------
                                 9)   Sole Disposi-        -0-
                                      tive Power
                                 -----------------------------------------------
                                 10)  Shared Dis-
                                      positive Power       -0-
                                 -----------------------------------------------
11)      Aggregate Amount Beneficially                     -0-
         Owned by Each Reporting Person
--------------------------------------------------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares
--------------------------------------------------------------------------------
13)      Percent of Class
         Represented by                                    -0-
         Amount in Row (11)
--------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                            PN

CUSIP No. 0002078541                                         Page 9 of 11 Pages


                Amendment No. 2 to Schedule 13D (Final Amendment)
                -------------------------------------------------

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on January 20, 1998 and Amendment No. 1 thereto filed on December 8, 1998 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

Item 2.  Identity and Background.

          Item 2 of the Schedule 13D is hereby amended to reflect that DA has been converted from a New Jersey general partnership to a Delaware limited liability company. The managing members of DA are James C. Blair, Brian H. Dovey, Jesse I. Treu, Kathleen K. Schoemaker, Arthur J. Klausner and Robert J. More. Mr. More, who was not previously named in the Schedule 13D, is a citizen of the United States whose principal business and principal office address is One Palmer Square, Princeton, New Jersey 08542.

Item 5.  Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

          The following information is based on a total of 29,530,672 shares of Common Stock outstanding as of July 31,2000, as reported in the prospectus filed by the Issuer with the Commission on August 23, 2000. Calculations with respect to DP III give effect to the exercise of presently-exercisable Warrants to purchase 63,898 shares of Common Stock and calculations with respect to DP III A give effect to the exercise of presently-exercisable Warrants to purchase 2,209 shares of Common Stock.

          (a)

          DP III

          DP III owns 63,898 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding. OPSA III, as the general partner of DP III, may be deemed to beneficially own the shares of Common Stock owned by DP III.

          DP III A

          DP III A owns 2,209 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. OPSA III, as the

CUSIP No. 0002078541                                         Page 10 of 11 Pages


general partner of DP III A, may be deemed to beneficially own the shares of Common Stock owned by DP III A.

          DP IV

          DP IV owns no shares of Common Stock.

          DP IV A

          DP IV A owns no shares of Common Stock.

          DA

          DA owns 9.048 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The general partners of OPSA III and the managing members of OPSA IV and DA may be deemed to share the power to vote or direct the voting of and to dispose or to direct the disposition of the shares of Common Stock owned by DP III, DP III A, DP IV, DP IV A and DA. Each of the general partners of OPSA III and managing members of OPSA IV and DA disclaims beneficial ownership of all shares of Common Stock other than the shares of Common Stock he or she owns by virtue of his or her indirect pro rata interest, as a general partner of OPSA III, and/or as a managing member of OPSA IV and/or DA, in the Common Stock owned by DP III, DP III A, DP IV, DP IV A and/or DA.

          (c) On August 23, 2000, DP III, DP III A and DP IV distributed 1,156,301, 40,236 and 1,220,747 shares, respectively, of Common Stock to their respective partners. Between August 24 and August 29, 2000, DP III sold an aggregate 241,640 shares of Common Stock in open market transactions, at prices ranging from $17.58 to $18.70 per share. Between August 24 and August 29, 2000, DP III A sold an aggregate 8,360 shares of Common Stock in open market transactions, at prices ranging from $17.58 to $18.70 per share. Between August 24 and August 29, 2000, DP IV A sold an aggregate 29,253 shares of Common Stock in open market transactions, at prices ranging from $17.58 to $18.70 per share.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by DP III, DP III A, DP IV, DP IV A or DA.

          (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on August 23, 2000.

CUSIP No. 0002078541                                         Page 11 of 11 Pages

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2000

                                        DOMAIN PARTNERS III, L.P.
                                        By:  One Palmer Square Associates
                                        III, L.P., General Partner

                                        By /s/ Kathleen K. Schoemaker
                                          --------------------------------------
                                             General Partner


                                        DP III ASSOCIATES, L.P.
                                        By:  One Palmer Square Associates
                                        III, L.P., General Partner

                                        By /s/ Kathleen K. Schoemaker
                                          --------------------------------------
                                             General Partner


                                        DOMAIN PARTNERS IV, L.P.
                                        By:  One Palmer Square Associates
                                        IV, L.L.C., General Partner

                                        By /s/ Kathleen K. Schoemaker
                                          --------------------------------------
                                             Managing Member


                                        DP IV ASSOCIATES, L.P.
                                        By:  One Palmer Square Associates
                                        IV, L.L.C., General Partner

                                        By /s/ Kathleen K. Schoemaker
                                          --------------------------------------
                                             Managing Member


                                        DOMAIN ASSOCIATES, L.L.C.

                                        By /s/ Kathleen K. Schoemaker
                                          --------------------------------------
                                             Managing Member